

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Robert L. Wagman
Chief Executive Officer
LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, IL 60661

> **Re:** **LKQ Corporation**
> **Registration Statement on Form S-4**
> **Filed January 27, 2014**
> **File No. 333-193585**

Dear Mr. Wagman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures

1. Please revise the second half of the signature blocks on pages II-8, II-9, II-10, II-12, II-13, II-14, II-15, II-16, II-17, II-18 and II-19 so that they are signed by persons in the indicated capacity of principal executive officer and either principal accounting officer or controller. For each signature block if someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

Exhibit 5.1

2. Please refer to qualification i on page 2. We note that you have limited the opinion to Delaware law. Please have counsel revise so that the opinion covers

the law governing the indenture, which is New York law, and the laws of the jurisdictions of incorporation or formation for each of the guarantors as indicated in Schedule A of your registration statement. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (October 14, 2011).

3. Please have counsel remove or revise the last sentence on page 2 as this represents an inappropriate limitation on reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: J. Craig Walker, Esq.
       K&L Gates LLP